Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

May 9, 2016

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CF Corporation

File No. 333-210854

Dear Mr. Spirgel:

On behalf of our client, CF Corporation (the “Company”), we are writing to submit the Company’s responses to two comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received orally on May 6, 2016, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed via EDGAR on May 3, 2016 (“Amendment No. 1”).

For ease of review, we have set forth below each oral comment in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

1. Provide a written submission setting forth the Company’s view on whether the issuance of founder shares to the anchor investors should be deemed compensation requiring the Company to record a compensation charge for accounting purposes.

The Company does not believe that there should be a compensation charge associated with the issuance of the founder shares to the anchor investors because the issuance of such shares falls squarely within the scope exception under ASC 505-50 for issuances to investors providing financing.

Subject to certain exceptions, ASC 505-50 requires nonemployee transactions, in which goods or services are the consideration received in exchange for equity instruments, to be accounted for based

May 9, 2016 Page 2

on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. One of the exceptions in ASC 505-50 is for:

“Transactions involving equity instruments either issued to a lender or investor that provides financing to the issuer.”

Here, the Company issued the founder shares to the anchor investors solely in their capacities as investors in the Company.1 The issuance of these shares is provided for under forward purchase agreements in which the anchor investors agreed to purchase Class A ordinary shares at the time of the Company’s business combination. The forward purchase agreements provide that if an anchor investor fails to purchase Class A ordinary shares when required, it forfeits the founder shares. Thus, the issuance of the founder shares is tied solely to their investment in the Company, and there is no requirement for an anchor investor to provide any other goods or services to the Company.2 As a result, under ASC 505-50, the Company is not required to take a compensation charge in respect of the issuance of the founder shares to the anchor investors.

2. In the event the issuance of the founder shares to the anchor investors is deemed to be compensation requiring the Company to record a compensation charge for accounting purposes, provide the Company’s analysis supporting its determination that the fair value of the founder shares issued to the anchor investors was $0.01 per share.

As discussed with the Staff, the issuance of a portion of the founder shares to the anchor investors was contemplated by the sponsor in connection with the formation of the Company. The initial issuance of founder shares to the sponsor took place on February 29, 2016 for consideration of approximately $0.01 per share. This purchase price of $0.01 per share constituted the fair value of the founder shares, which is the standard fair value attributed to founder shares in SPACs. As the Staff is aware, at the same time, this Firm, on behalf of the Company, engaged in conversations with the Chief Counsel of the Division of Corporation Finance to determine the appropriate structure for the anchor investor financing from a securities law perspective. In those conversations, we discussed the fact that the anchor investor financing was a defining feature of this SPAC. Accordingly, from the inception of the Company, the anchor investors were always contemplated to be founding shareholders, and to receive a portion of the founder shares.

ASC 820-10-20 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

1 Immediately prior to the issuance of founder shares to the anchor investors, the Company’s sponsor held 15,000,000 founder shares. In order to shift 25% of the founder shares to the anchor investors, the sponsor forfeited 3,750,000 founder shares to the Company, and the Company in turn issued those shares to the anchor investors. Accordingly, the total number of founder shares did not increase above 15,000,000, representing 20% of the outstanding shares upon consummation of the IPO, as in all SPACs.

2 Although the members of the Company’s sponsor participated as two of the anchor investors, representing in the aggregate approximately 10% of the total amount of financing by anchor investors, because founder shares were issued on the same terms to the anchor investors who are not sponsors, it is clear that the founder shares issued to the members of the Company’s sponsor pursuant to their forward purchase agreements were issued solely in their capacity as anchor investors who are providing financing.

May 9, 2016 Page 3

Because there is no public market for the founder shares issued to the anchor investors, the Company utilized the “market approach” under ASC 820-10-20 to determine the implied fair value of such founder shares.

ASC 820-10-20 defines the “market approach” as a valuation methodology that uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities, or a group of assets and liabilities, such as a business.

In determining the fair value of founder shares at the time of issuance to the anchor investors, the Company looked at the most recent transactions in respect of identical shares, which was the sale of founder shares to the sponsor on February 29, 2016 for approximately $0.01 per share. As noted above, this price was the same as the issuance price of similar founder shares by hundreds of others SPACs.

The founder shares issued to the anchor investors are identical to the founder shares issued to the sponsor and other founder shares issued by other SPACs in that they are subject to the same restrictions on transferability until one year following completion of a business combination, and are not entitled to redemption rights in connection with an initial business combination. Moreover, any future value is contingent on the identification and consummation of an initial business combination within a specified timeframe.

The Company does not view the Class A ordinary shares sold as part of the units in its initial public offering (“IPO”) as comparable assets from which the fair value of the founder shares can be derived because the holders of such Class A ordinary shares included in such units have the right to redeem such shares for $10.00 per share at the time of the initial business combination or if the Company is unable to consummate an initial business combination within the specified timeframe and liquidates. The founder shares have no such redemption rights and will have de minimis value if the Company does not consummate an initial business combination within the required time period. In addition, the Class A ordinary shares issued as part of the units in the IPO are registered, listed and traded on a national securities exchange immediately following the IPO. The founder shares are unregistered and, as noted above, are subject to transfer restrictions until one year following the consummation of a business combination, if any.

The Company does not believe that the proximity to the Company’s IPO and the price at which its units will be issued in the IPO should be relevant to the determination of fair value of the founder shares. This is because the $10.00 IPO price of the units in a SPAC is equal to the $10.00 per share which a holder of a Class A ordinary share would be entitled to receive upon liquidation or redemption, which represents a pro rata portion of the amounts held in the Company’s trust account funded with the proceeds of the IPO. The IPO price does not reflect any value attributable to such shares above the value of the pro rata portion of the trust account, and therefore indicates that the intrinsic value of the Company prior to the IPO and establishment of the trust account was zero. This is in contrast to a non-SPAC operating company IPO where the IPO price is indicative of the value of the company’s business, and therefore the proximity of the issuance of shares prior to the

May 9, 2016 Page 4

IPO is relevant. In addition, as noted above, the founder shares are of a different class and have no right to redemption, and are subject to restrictions on transferability until one year following the consummation of a business combination, if any. Further, until the issuance of the founder shares to the anchor investors, the net tangible equity at March 2, 2016 (the balance sheet audit date) of $20,000 did not increase. We also note that founder shares of SPACs are uniformly issued at $0.01 per share, irrespective of the length of time which elapses between their issuance and the IPO.

Under ASC 820-10-20, management believes the most supportable value is the observable input of the sale of the founder shares to the sponsor in connection with the formation of the Company and the sale of similar founder shares in other similar SPACs. This is consistent with ASC 820-10-35-16AA which states that “in all cases, an entity shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs to meet the objective of fair value measurements.” As noted above, the observable inputs point to a fair value of $0.01 per share.

The Company hereby represents:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-294-5336 if you have any questions or require any additional information.

Sincerely yours,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

cc:	Carlos Pacho, Senior Assistant Chief Accountant

Robert S. Littlepage, Jr., Accountant Branch Chief

Dean Suehiro, Senior Staff Accountant

Kathryn Jacobson, Senior Staff Accountant

Gregory Dundas, Attorney-Advisor